02 AUG 29 [illegible]

82-34643 making IT possible

Rule 12g3-2(b) File ~~No. 82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049705

Tel. Nr. Filing desk 202 942 80 50

Date August 27, 2002
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

J. Lioliou

Jasmin Lioliou
Corporate Communications

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dw 9/5

Enclosures

- **Media Release, August 13, 2002 – Kaspar Kelterborn to succeed Paul E. Otth as Chief Financial Officer**
- **Media Release, August 22, 2002 -Heinz Kundert, Unaxis CEO, joins Board of Directors of SEMI – the trade association serving the global semiconductor equipment industry**
- **Media Release – August 27, 2002 – Semi-Annual Report 2002**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

unaxis
making IT possible

Media Release

First six months of 2002: Second-quarter consolidated orders received and sales considerably stronger despite delayed recovery by IT markets - loss in first six months due to continuing market weakness - cost reduction measures show results - progress with innovation projects and measures to extend market position

Pfäffikon, August 27, 2002

The Corporation

Business development at Unaxis Corporation for the first six months of 2002 was, as expected, affected by the delayed recovery in information technology markets and the weakening world economy.

Orders received in the second quarter achieved a remarkable rise of 60% over the lower figure for the first quarter of 2002, to CHF 499 million. The figure for the first six months of 2002 is CHF 810 million, just 5% below that for the previous year (2001 comparable basis: CHF 854 million).

In the first six months of 2002, Unaxis recorded **sales** of CHF 720 million, 32% lower than for the corresponding period in the previous year (2001 comparable basis: CHF 1 057 million). All the same, second-quarter sales of CHF 403 million showed a clear 27% on-quarter rise.

Operating result from current activities was CHF –74 million, below the previous year's comparable figure (2001 comparable basis: CHF 13 million) but only slightly less than the previous half-yearly result despite a considerable fall in sales. Cost-reduction measures introduced before the end of last year thus showed their effect.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 On the other hand, the non-IT segments Surface Technology and Components & Special Systems had a positive influence on the result. The **consolidated result** is CHF –75 million and, unlike the previous year, does not include any notable unusual factors.

Solid capital basis

On June 30, 2002, **equity ratio** stood at 54%, with **net liquidity** of CHF 728 million. Unaxis thus still has a solid balance sheet structure and financial basis for the Corporation's further strategic development.

Information Technology segment: Orders received recover relative to previous year and on quarter – sales considerably lower owing to cyclical factors

Orders received by the Information Technology segment in the first six months of 2002 were CHF 438 million, around 5% higher than the previous year's comparable six month period (2001 comparable basis: CHF 419 million). There was a particularly steep 106% rise in orders received in the second quarter of 2002 compared to the previous quarter. Semiconductors Back End (ESEC), Displays and Data Storage divisions achieved the strongest growth.

As a consequence of low orders on hand at the start of the year, sales fell 45% relative to the previous year's period, to CHF 325 million (2001 comparable basis: CHF 595 million). However, in the second quarter there was a clear on-quarter sales increase of 52%. Semiconductors Back End (ESEC) and Data Storage divisions were the prime beneficiaries of a livelier market in the second quarter, thus showing some considerable on-quarter sales increases.

Operating result from current activities in the first six months of 2002 was CHF –100 million (2001 comparable basis: CHF –16 million). Despite sales being 24% lower than in the second half of 2001, major cost reductions helped to limit operating loss in the first six months of 2002 (second half of 2001 on a comparable basis: CHF –107 million). Reorientation at ESEC took a positive course, with structures and business processes being adapted to increased market demands. Development and market launch of a

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

new wire-bonder progressed according to plan, while there was a major order for automated chip assembly equipment from the Korean chip manufacturer ASE. The Displays division received a large order for flat display production systems from CPT in Taiwan worth CHF 50 million, although this deal will only make its full impact on sales in 2003. Another Taiwanese customer ordered the first production equipment (KAI 1200) for manufacturing large substrates. Transformation of the Data Storage business model from component manufacturer to complete solution vendor is progressing according to plan. The first integrated lines for rewritable discs (CD-RW and DVD+RW) have already been shipped to Asian customers. There has also been increased demand for metallization equipment. On the other hand, Semiconductors Front End and Optics are still suffering from cyclically weak demand. Although customers of Semiconductors Front End made selective investments in new technologies, volume sales remained few and far between. Unaxis has entered into partnerships with several leading semiconductor manufacturers that should have positive effects in the future.

In the first six months of 2002, all the IT divisions resolutely pursued investment in new products and extended their global market presence. Unaxis will be launching a series of new technologies and products in the second six months of 2002, to position itself at the forefront of the coming upturn. In the first six months of 2002, the IT divisions continued making their production processes more flexible and more strongly oriented to cyclical business. Measures to increase efficiency and reduce the break-even point were also pursued with undiminished vigor.

Surface Technology segment: Positive operating result despite receding sales due to the economic situation – service business takes strengthened market position

The Surface Technology segment managed to hold up well in a difficult market. As a consequence of restrained economic development, sales were down on the first six months of 2001 to CHF 153 million (2001 comparable basis: CHF 171 million) although the figure held stable relative to the previous six-month period. There was a 7% first to second-quarter sales increase, to CHF 79 million. Surface Technology achieved a lower but once again positive operating result of CHF 20 million (2001 comparable basis: CHF 30 million). While tool and component coating business held up well overall, sales

of coating equipment fell due to economic factors. Surface Technology opened a new coating center in Luxembourg, increasing its worldwide network to 48 sites and thus further extending its leading market position.

Components and Special Systems segment: Leybold Vacuum stabilizes business development at a lower level, increased sales by Contraves Space

Orders received by the Components and Special Systems segment in the first six months of 2002 were CHF 219 million, a 17% fall relative to last year's comparison period (2001 comparable basis: CHF 265 million). On the other hand, orders received rose by 31% from the first to the second quarter, to CHF 124 million. Sales fell by 17% in the first half of 2002, to CHF 242 million (2001 comparable basis: CHF 290 million). Second-quarter sales improved by 12% on the first quarter of 2002. The decrease in sales is largely due to weak semiconductor business at Leybold Vacuum; Contraves Space meanwhile succeeded in increasing its sales.

Although the Components and Special Systems segment experienced falling sales, it achieved a positive operating result of CHF 11 million for the first six months of 2002 (2001 comparable basis: CHF 26 million). Operating result shows a slight improvement in comparison with the second half of 2001.

Outlook for the year 2002 as a whole

It is currently difficult to assess the development of information technology and the world economic situation, so despite the pleasing level of orders received in the second quarter of 2002 it is too early to assume a sustained upturn. As previously stated in the annual figures for 2001, nothing short of a major upturn in the first six months would have effected an improvement in results compared to 2001. Market barometers such as rising utilization of chip production capacity and depleted inventories along the value chain suggest that the IT industry's demand for technology and production equipment will increase again. However, crucial to a sustained recovery will be new and attractive end products, improved consumer confidence and technology transfer to volume markets. As the situation stands at present, Unaxis envisages that broad-based market recovery in the Information Technology segment will take place first in 2003. On the other hand, it may be assumed that the Surface Technology and Components and

Special Systems segments will continue on their present stable course throughout the second six months of 2002.

While Unaxis expects sales and hence operating result in the latter half of the year to be higher than in the first six months, the company anticipates that sales and the operating result for 2002 as a whole will be below the previous year's figures. Thanks to a solid balance sheet structure, high net liquidity and efficient cost management, Unaxis is not only very capable of surviving prolonged market weakness, but is also well equipped for the upturn.

The complete Semi-Annual Report 2002 is available at www.unaxis.com
Appendix: Key figures table

The information contained in this media release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with forecast statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis - a world-class high technology corporation

Unaxis is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-screen displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering). Unaxis employs around 6,700 people and achieved sales of CHF 2,127 million in 2001. Corporate headquarters are in Pfäffikon (SZ) Switzerland, with production facilities in Europe, North America and Asia, plus sales organizations in 22 countries.

Key figures for 1st six months of 2002 on comparable basis

Key figures on comparable basis *in CHF million*	**2002** **1st six months**	2001* 2nd six months	2001* 1st six months
Total Unaxis			
Orders received	**810**	582	854
Orders on hand	**497**	439	692
Sales	**720**	848	1,057
Operating result before depreciation and amortization (EBITDA)	**3**	43	93
Operating result from current activities	**-74**	-60	13
Impairment losses on goodwill	**0**	-100	-100
Operating result (EBIT)	**-74**	-160	-87
Net assets	**1,115**	1,202	1,342
Information Technology			
Orders received	**438**	218	419
Orders on hand	**291**	206	400
Sales	**325**	426	595
Operating result before depreciation and amortization (EBITDA)	**-57**	-39	35
Operating result from current activities	**-100**	-107	-16
Impairment losses on goodwill	**0**	-100	-100
Operating result (EBIT)	**-100**	-207	-116
Net assets	**700**	754	905
Surface Technology			
Orders received	**153**	150	169
Sales	**153**	155	171
Operating result before depreciation and amortization (EBITDA)	**42**	39	49
Operating result (EBIT)	**20**	20	30
Net assets	**214**	227	232
Components and Special Systems			
Orders received	**219**	214	265
Orders on hand	**206**	232	287
Sales	**242**	267	290
Operating result before depreciation and amortization (EBITDA)	**17**	16	33
Operating result (EBIT)	**11**	9	26
Net assets	**81**	75	137
Others			
Sales	**-**	-	1
Operating result before depreciation and amortization (EBITDA)	**1**	27	-24
Operating result (EBIT)	**-5**	18	-27

* Excluding operations sold: Decorative Coating, Leybold Optics, Hapsite and Contraves Inc., USA.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Key figures for 1st six months of 2002 according to IAS

Consolidated totals *in CHF million*	**2002 1st six months**	2001 2nd six months	2001 1st six months
Orders received	**810**	607	965
Sales	**720**	890	1,237
Operating result before depreciation and amortization (EBITDA)	**3**	40	142
Operating result from current activities	**-74**	-68	57
Impairment losses on goodwill	**0**	-100	-100
Operating result (EBIT)	**-74**	-168	-43
Financial result	**-7**	12	-12
Other result	**7**	205	92
Result before taxes	**-74**	49	37
Net income/loss	**-75**	108	3
Net funds from / used by operations	**-40**	101	163
Capital expenditures in fixed assets	**34**	101	85
Personnel expense	**314**	382	393
	30/06/2002	31/12/2001	30/6/2001
Total assets	**2,791**	3,016	3,366
Shareholders' equity	**1,517**	1,667	1,614
in % of total assets	**54%**	55%	48%
Net liquidity	**728**	768	501

Quarterly development: Orders received and sales on comparable basis

Quarterly totals	**2002**		2001*			
in CHF million	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Total Unaxis						
Orders received	**499**	**311**	298	284	394	460
Sales	**403**	**317**	438	410	490	567
Information Technology						
Orders received	**295**	**143**	93	125	193	226
Sales	**196**	**129**	216	210	271	324
Surface Technology						
Orders received	**80**	**73**	76	74	84	85
Sales	**79**	**74**	80	75	82	89
Components and Special Systems						
Orders received	**124**	**95**	129	85	117	148
Sales	**128**	**114**	142	125	137	153

* Excluding operations sold: Decorative Coating, Leybold Optics, Hapsite and Contraves Inc., USA.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Quarterly development of divisions on comparable basis

Segment Information Technology

Orders received *in CHF million*	**2002 Q2**	**2002 Q1**	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Semiconductors Back End (ESEC)	**62**	**32**	14	19	13	60
Semiconductors Front End	**51**	**35**	16	33	74	84
Displays	**55**	**2**	5	21	24	2
Data Storage	**80**	**23**	2	29	35	10
Optics	**24**	**21**	32	5	19	39
Materials (sold in June 2002)	**23**	**30**	24	18	28	31
Total Information Technology	**295**	**143**	**93**	**125**	**193**	**226**

Sales *in CHF million*	**2002 Q2**	**2002 Q1**	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Semiconductors Back End (ESEC)	**44**	**26**	20	28	55	86
Semiconductors Front End	**55**	**25**	99	52	100	77
Displays	**6**	**11**	8	31	34	61
Data Storage	**43**	**20**	40	52	27	38
Optics	**24**	**22**	22	24	27	32
Materials (sold in June 2002)	**24**	**25**	27	23	28	30
Total Information Technology	**196**	**129**	**216**	**210**	**271**	**324**

Segment Surface Technology

Orders received *in CHF million*	**2002 Q2**	**2002 Q1**	2001* Q4	2001* Q3	2001* Q2	2001* Q1
Surface Technology	**80**	**73**	76	74	84	85

Sales *in CHF million*	**2002 Q2**	**2002 Q1**	2001* Q4	2001* Q3	2001* Q2	2001* Q1
Surface Technology	**79**	**74**	80	75	82	89

* Excluding operations sold: Decorative Coating (Surface Coating Canada / Hanau)

Segment Components and Special Systems

Orders received *in CHF million*	**2002 Q2**	**2002 Q1**	2001* Q4	2001* Q3	2001* Q2	2001* Q1
Leybold Vacuum	**97**	**85**	96	83	100	113
Contraves Space	**27**	**10**	33	2	17	35
Total Components & Special Systems	**124**	**95**	**129**	**85**	**117**	**148**

Sales *in CHF million*	**2002 Q2**	**2002 Q1**	2001* Q4	2001* Q3	2001* Q2	2001* Q1
Leybold Vacuum	**95**	**85**	93	113	111	121
Contraves Space	**33**	**29**	49	12	26	32
Total Components & Special Systems	**128**	**114**	**142**	**125**	**137**	**153**

* Excluding the sold Leybold Optics division

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

unaxis

making IT possible

Media Release

Heinz Kundert, Unaxis CEO, joins Board of Directors of SEMI – the trade association serving the global semiconductor equipment industry

Pfäffikon, August 22, 2002 - As announced by the San José CA/USA-based industry federation SEMI (Semiconductor Equipment and Materials International), it has elected a new chairman for the upcoming year, as well as appointed five new members to its board of directors. Unaxis will be represented for the first time on the board of SEMI in the person of Heinz Kundert, CEO of Unaxis.

Since its foundation in 1970, SEMI has been representing more than 2,550 companies in the semiconductor equipment industry as part of its international activities, which are committed to supporting industry issues and interests. SEMI is strategically guided by a Board of Directors, comprised of globally recognized specialists and industry executives.

Chairman: Arthur W. Zafiropoulo, CEO, Ultratech Stepper, Inc.
New members of the SEMI Board of Directors: Heinz Kundert, CEO Unaxis; Robert P. Akins, Chairman and CEO Cymer; J.C. Kim, President Songwon Edwards; Kosei Nomiya, Executive Vice President, Director and CEO, Semiconductor Equipment Group, Hitachi Kokusai Electric; Nobutoshi Ogami, President, Semiconductor Equipment Co., Dainippon Screen Manufacturing Company.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

making IT possible

Media Release

Kaspar Kelterborn to succeed Paul E. Otth as Chief Financial Officer

***Pfäffikon, August 13, 2002* - The Unaxis Board of Directors is appointing Kaspar Kelterborn as Corporate Chief Financial Officer (CFO) and member of the Executive Board. He will take up his post on January 3, 2003 as successor to Paul E. Otth, who is resigning at his own request.**

The designated Chief Financial Officer Kaspar W. Kelterborn (38) has worked for Clariant since graduating from the HSG St. Gallen (lic. oec. HSG). Following initial controlling posts in Switzerland, Venezuela and Spain, he held various international management positions in finance and controlling. He was appointed head of finance at Clariant Chemicals in Thailand in 1997, then head of finance and administration for the Asia/Pacific region in 1999. Since 2000 he has been head of finance and administration at Clariant's Life Science and Electronic Chemicals division in Manchester/UK.

Paul E. Otth joined the corporation in 1999, as it was reorienting itself to become the today's Unaxis. As CFO with international experience, he played a crucial role in the corporation's restructuring, which included establishing a new legal and financial framework along with various divestments and acquisitions. He made an exceptional contribution to creating clear structures, financial processes and transparency.
Paul E. Otth will be putting his experience to use as a director at various companies, including some in which Unaxis holds an interest.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon

Telephone +41 (0)58 360 96 96
Fax +41 (0)58 360 91 96
www.unaxis.com

 For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com